

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2012

Via E-mail
Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re: B-Maven, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 31, 2012**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comment.

Management's Discussion and Analysis or Plan of Operation, page 23

Operations, page 23

1. We note your response to comment four of our letter dated May 22, 2012. We still do not understand how you will not be able to pursue *any* of your timeline goals or action steps if you raise 75%, 50%, 25%, or 10% of your additional financing objectives. For example, based on your disclosure on page 24, you require $60,000 to complete phases 1-3 of your business plan. If you raise 75% of the required $100,000 you state is necessary to complete phases 1-4, you will have raised $15,000 more than the funding required to complete phases 1-3. Please explain to us why you will not be able to pursue any of these phases upon receipt of the additional funding.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Jeffrey M. Quick, Quick Law Group PC (*via e-mail*)